UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 25049

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Axesstel, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

05459T101

(CUSIP Number)

Roland A. Van der Meer

Fuse Capital

800 Menlo Avenue, #220

Menlo Park, CA 94025

Tel.: 650.325.9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05459T 10 1

1.	Name of Reporting Person: ComVen V, LLC (“ComVen V”)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power:
3,143,761 shares, of which 2,948,868 shares are directly owned by ComVentures V, L.P. (“CV V”), 182,827 shares are directly owned by ComVentures V-B CEO Fund, L.P. (“CV V-B”) and 12,066 shares are directly owned by ComVentures V Entrepreneurs’ Fund, L.P. (“CV V Ent”). ComVen V is the general partner of CV V, CV V-B and CV V Ent and may be deemed to have sole voting power with respect to such shares, and Roland A. Van der Meer (“Van der Meer”), the sole managing member of ComVen V, may be deemed to have sole voting power with respect to such shares.

		8.	Shared Voting Power: See response to row 7.

9.	Sole Dispositive Power:
3,143,761 shares, of which 2,948,868 shares are directly owned by ComVentures V, L.P. (“CV V”), 182,827 shares are directly owned by ComVentures V-B CEO Fund, L.P. (“CV V-B”) and 12,066 shares are directly owned by ComVentures V Entrepreneurs’ Fund, L.P. (“CV V Ent”). ComVen V is the general partner of CV V, CV V-B and CV V Ent and may be deemed to have sole dispositive power with respect to such shares, and Roland A. Van der Meer (“Van der Meer”), the sole managing member of ComVen V, may be deemed to have sole dispositive power with respect to such shares.

		10.	Shared Dispositive Power: See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,143,761

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 5.3%

14.	Type of Reporting Person: OO (limited liability company)

1.	Name of Reporting Person: ComVentures V, L.P. (“CV V”)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power:
2,948,868 shares, except that ComVen V, the general partner of CV V, may be deemed to have sole voting power with respect to such shares, and Van der Meer, the sole managing member of ComVen V, may be deemed to have sole voting power with respect to such shares.

		8.	Shared Voting Power: See response to row 7.

9.	Sole Dispositive Power:
2,948,868 shares, except that ComVen V, the general partner of CV V, may be deemed to have sole dispositive power with respect to such shares, and Van der Meer, the sole managing member of ComVen V, may be deemed to have sole dispositive power with respect to such shares.

		10.	Shared Dispositive Power: See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,948,868

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 5.0%

14.	Type of Reporting Person: PN

1.	Name of Reporting Person: ComVentures V-B CEO Fund, L.P. (“CV V-B”)

2.	Check the Appropriate Box if a Member of a Group:
(a)	☐
(b)	☒

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power:
182,827 shares, except that ComVen V, the general partner of CV V-B, may be deemed to have sole voting power with respect to such shares, and Van der Meer, the sole managing member of ComVen V, may be deemed to have sole voting power with respect to such shares.

8.	Shared Voting Power: See response to row 7.

9.	Sole Dispositive Power:
182,827 shares, except that ComVen V, the general partner of CV V-B, may be deemed to have sole dispositive power with respect to such shares, and Van der Meer, the sole managing member of ComVen V, may be deemed to have sole dispositive power with respect to such shares.

10.	Shared Dispositive Power: See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 182,827

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (9): 0.3%

14.	Type of Reporting Person: PN

1.	Name of Reporting Person: ComVentures V Entrepreneurs’ Fund, L.P. (“CV V Ent”)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power:
12,066 shares, except that ComVen V, the general partner of CV V Ent, may be deemed to have sole voting power with respect to such shares, and Van der Meer, the sole managing member of ComVen V, may be deemed to have sole voting power with respect to such shares.

		8.	Shared Voting Power: See response to row 7.

9.	Sole Dispositive Power:
12,066 shares, except that ComVen V, the general partner of CV V Ent, may be deemed to have sole dispositive power with respect to such shares, and Van der Meer, the sole managing member of ComVen V, may be deemed to have sole dispositive power with respect to such shares.

		10.	Shared Dispositive Power: See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,066

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person: PN

1.	Name of Reporting Person: Roland A. Van der Meer (“Van der Meer”)

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power:
3,143,761 shares, of which 2,948,868 shares are directly owned by CV V, 182,827 shares are directly owned by CV V-B and 12,066 shares are directly owned by CV V Ent. Van der Meer is the sole managing member of ComVen, which is the general partner of CV V, CV V-B and CV V Ent, and he may be deemed to have sole voting power with respect to such shares.

		8.	Shared Voting Power: See response to row 7.

9.	Sole Dispositive Power:
3,143,761 shares, of which 2,948,868 shares are directly owned by CV V, 182,827 shares are directly owned by CV V-B and 12,066 shares are directly owned by CV V-Ent. Van der Meer is the sole managing member of ComVen, which is the general partner of CV V, CV V-B and CV V Ent, and he may be deemed to have sole dispositive power with respect to such shares.

		10.	Shared Dispositive Power: See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,143,761

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13.	Percent of Class Represented by Amount in Row (11): 5.3%

14.	Type of Reporting Person: IN

BACKGROUND

This Amendment No. 2 to Schedule 13D relates to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Axesstel, Inc., a Nevada corporation (the “Company”). This Amendment No. 2 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on December 5, 2005 and as amended by Amendment No. 1 filed on June 9, 2009 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. This Amendment No. 2 is being filed by ComVen V, LLC, ComVentures V, L.P., ComVentures V-B CEO Fund, L.P., ComVentures V Entrepreneurs’ Fund, L.P. and Roland A. Van der Meer. The aforementioned entities and individual are collectively referred to in this Amendment No. 2 as the “Reporting Persons.” Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

Item 2. Identity and Background

Items 2(b) and (f) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(b) The address of the principal business and principal office of each of the Reporting Persons is 800 Menlo Avenue, #220, Menlo Park, CA 94025.

(f) Mr. Van der Meer is a citizen of the United States.

Item 5. Interest in Securities of the Company

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a, b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. References to percentages of ownership of Common Stock in this Amendment No. 2 are based upon 59,504,617 shares of Common Stock outstanding as of September 24, 2014.

In its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on September 25, 2014, the Company reported 59,504,617 shares outstanding as of September 24, 2014 and announced the acquisition of Flexcomm Limited (the “Acquisition”). In connection with the Acquisition, the Company issued an aggregate of 25 million shares of Common Stock to the former Flexcomm Limited stockholders pursuant to the Stock Purchase Agreement and the Subscription Agreement filed with the SEC on September 25, 2014 in its Current Report on Form 8-K. Concurrently with the Acquisition, the Company secured an additional $1.2 million equity financing with Dato’ Loh. Pursuant to the terms of a Subscription Agreement, the Company sold 6.0 million shares of Common Stock to Dato’ Loh for an aggregate purchase price of $1.2 million, or $0.20 per share. Although none of the Reporting Persons acquired any shares of Common Stock in connection with the Acquisition, there was a material change in the percentage of Common Stock that the Reporting Persons are deemed to beneficially own.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Company during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of each of ComVentures V, L.P., ComVentures V-B CEO Fund, L.P. and ComVentures V Entrepreneurs’ Fund, L.P. and the limited liability company agreement of ComVen V, LLC, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended to add the following Exhibit:

Exhibit 1 Stock Purchase Agreement dated September 24, 2014 among Axesstel, Inc. and stockholders of Flexcomm Limited (incorporated by reference to Exhibit 10.1 of Axesstel, Inc.’s Current Report on Form 8-K filed with the SEC on September 25, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2015

COMVEN V, LLC

By:	/s/ Roland A. Van der Meer
Name: Roland A. Van der Meer
Title: Managing Member

COMVENTURES V, L.P.

By:	ComVen V, LLC, its General Partner

By:	/s/ Roland A. Van der Meer
Name: Roland A. Van der Meer
Title: Managing Member

COMVENTURES V-B CEO FUND, L.P.

By:	ComVen V, LLC, its General Partner

By:	/s/ Roland A. Van der Meer
Name: Roland A. Van der Meer
Title: Managing Member

COMVENTURES V ENTREPRENEURS’ FUND, L.P.

By:	ComVen V, LLC, its General Partner

By:	/s/ Roland A. Van der Meer
Name: Roland A. Van der Meer
Title: Managing Member

/s/ Roland A. Van der Meer
ROLAND A. VAN DER MEER